UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

JOE’S JEANS INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

47777N101

(CUSIP Number)

Joseph M. Dahan

c/o Joe’s Jeans Inc.

2340 South Eastern Avenue, Commerce, CA 90040

(323) 837-3700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

CUSIP No. 47777N101

1	Names of Reporting Persons Joseph M. Dahan

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 11,784,856

	8	Shared Voting Power 0

	9	Sole Dispositive Power 11,784,856

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,784,856

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.23%(1)

14	Type of Reporting Person (See Instructions) IN

(1)              Percentage based on 68,417,670 shares of common stock outstanding as of July 15, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 15, 2013.

CUSIP No. 47777N101

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D supplementally amends the initial statement filed by Joseph M. Dahan (“Mr. Dahan”) on Schedule 13D, dated October 25, 2007, and all amendments thereto (collectively, the “Initial Statement”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.10 per share (the “Shares”), of Joe’s Jeans Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 2340 South Eastern Avenue, Commerce, CA 90040.

Item 2.	Identity and Background.

This statement is filed on behalf of Mr. Dahan, a United States citizen.  Mr. Dahan serves as the creative director and a director of the Issuer.  The principal business address of Mr. Dahan is c/o Joe’s Jeans Inc., 2340 South Eastern Avenue, Commerce, CA 90040.  During the last five years, Mr. Dahan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 5 below is hereby incorporated by reference herein.  Shares acquired by Mr. Dahan were either awarded as compensation for services to the Issuer or acquired through the exercise of employee stock options for which shares were withheld by the Issuer to pay the exercise price.

Item 4.	Purpose of Transaction.

The information set forth in Item 5(c) below is hereby incorporated by reference herein.

Mr. Dahan holds the Shares for investment purposes. Whether Mr. Dahan purchases any additional Shares or disposes of any Shares, and the amount and timing of any such transactions, will depend upon his continuing assessments of pertinent factors, including price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors.

Depending upon his assessments of the above factors from time to time, Mr. Dahan may change his present intentions as stated above, including assessing whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional Shares, or to dispose of some or all of the Shares.

Except as otherwise disclosed herein, at the present time, Mr. Dahan in his personal capacity does not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  As of July 18, 2013, Mr. Dahan may be deemed to be the beneficial owner of 11,784,856 Shares.  Mr. Dahan may be deemed to be the beneficial owner of approximately 17.23% of the Issuer’s outstanding shares based on 68,417,670  shares outstanding as of July 15, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 15, 2013.  Mr. Dahan has sole power to vote and dispose of the 11,784,856 Shares.

CUSIP No. 47777N101

(c) The type of transaction, transaction date and number of shares involved in all transactions in Shares by Mr. Dahan since the most recent filing on Schedule 13D are set forth in the table below:

Date	Nature of Transaction	Number of Shares Acquired or Disposed	Price per Share

June 18, 2009	Payment of tax liability in connection with vesting of RSUs by withholding shares of common stock	24,195	$0.80

August 14, 2009	Open market sale of 600,000 shares of common stock	600,000	$0.70

October 8, 2009	Award of 455,000 shares of common stock underlying RSUs	455,000	$0.00

December 18, 2009	Payment of tax liability in connection with vesting of RSUs by withholding shares of common stock	24,195	$1.10

February 16, 2010	Payment of tax liability by withholding shares of common stock	135,135	$2.05

February 16, 2010	Exercise of 200,000 employee stock options	200,000	$1.02

February 16, 2010	Open market sale of 493,549 shares of common stock	493,549	$2.11	(2)

February 17, 2010	Open market sale of 298,424 shares of common stock	298,424	$2.06	(3)

February 18, 2010	Open market sale of 108,027 shares of common stock	108,027	$2.06	(4)

May 4, 2010	Open market sale of 83,950 shares of common stock	83,950	$2.42	(5)

May 6, 2010	Open market sale of 51,463 shares of common stock	51,463	$2.36	(6)

June 18, 2010	Payment of tax liability in connection with vesting of RSUs by withholding shares of common stock	41,354	$2.30

November 26, 2010	Open market sale of 106,063 shares of common stock	106,063	$1.72	(7)

November 29, 2010	Open market sale of 494,337 shares of common stock	494,337	$1.64	(8)

(2)                   The price reported is a weighted average price. These Shares were purchased at prices ranging from $2.05 to $2.17.  Mr. Dahan undertakes to provide upon request by the staff of the Securities and Exchange Commission (the “Staff”) full information regarding the number of shares purchased or sold at each separate price.

(3)                   The price reported is a weighted average price. These Shares were purchased at prices ranging from $2.03 to $2.09.  Mr. Dahan undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

(4)                   The price reported is a weighted average price. These Shares were purchased at prices ranging from $2.05 to $2.07.  Mr. Dahan undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

(5)                   The price reported is a weighted average price. These Shares were purchased at prices ranging from $2.40 to $2.50.  Mr. Dahan undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

(6)                   The price reported is a weighted average price. These Shares were purchased at prices ranging from $2.15 to $2.40.  Mr. Dahan undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

(7)                   The price reported is a weighted average price. These Shares were purchased at prices ranging from $1.70 to $1.76.  Mr. Dahan undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

CUSIP No. 47777N101

Date	Nature of Transaction	Number of Shares Acquired or Disposed	Price per Share

November 30, 2010	Open market sale of 399,600 shares of common stock	399,600	$1.58	(9)

December 18, 2010	Payment of tax liability in connection with vesting of RSUs by withholding shares of common stock	58,408	$1.62

January 3, 2011	Award of 181,818 shares of common stock underlying RSUs	181,818	$0.00

June 18, 2011	Payment of tax liability in connection with vesting of RSUs by withholding shares of common stock	54,232	$0.84

December 18, 2011	Payment of tax liability in connection with vesting of RSUs by withholding shares of common stock	54,232	$0.52

February 28, 2012	Award of 214,285 shares of common stock underlying RSUs	214,285	$0.00

June 18, 2012	Payment of tax liability in connection with vesting of RSUs by withholding shares of common stock	64,057	$0.99

December 17, 2012	Award of 294,118 shares of common stock underlying RSUs	294,118	$0.00

December 18, 2012	Payment of tax liability in connection with vesting of RSUs by withholding shares of common stock	64,057	$1.05

June 18, 2013	Payment of tax liability in connection with vesting of RSUs by withholding shares of common stock	53,457	$1.63

The transactions described in the table above were all previously reported on Forms 4 filed by Mr. Dahan.

(8)                   The price reported is a weighted average price. These Shares were purchased at prices ranging from $1.61 to $1.70.  Mr. Dahan undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

(9)                   The price reported is a weighted average price. These Shares were purchased at prices ranging from $1.56 to $1.61.  Mr. Dahan undertakes to provide upon request by the Staff full information regarding the number of shares purchased or sold at each separate price.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 15, 2013, Mr. Dahan and the Issuer entered into an agreement (the “Voting Agreement”) pursuant to which Mr. Dahan agreed to vote all shares of common stock owned by him in favor of any and all proposals submitted by the Issuer for approval by the holders of the Issuer’s common stock with regard to the following matters:  (i) approval of the issuance of common stock upon the conversion of the Issuer’s convertible notes (the “Convertible Notes”) that are to be issued to the stockholders of Hudson Clothing Holdings, Inc. (“Hudson”) pursuant to the Stock Purchase Agreement, dated as of July 15, 2013 (as amended from time to time, the “Stock Purchase Agreement”) among the Issuer, Hudson, and the stockholders of Hudson signatory thereto; (ii) approval of an amendment to the Issuer’s Certificate of Incorporation to increase the authorized shares of common stock of the Issuer in an amount sufficient to permit the issuance of the common stock upon conversion of all of the Convertible Notes; and (iii) approval of any matter related to the transaction contemplated by the Stock Purchase Agreement which the Issuer may submit to the holders of the Issuer’s common stock for approval.

CUSIP No. 47777N101

The summary of the Voting Agreement in this Amendment No. 2 to Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 10.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

10.1:	Voting Agreement dated July 15, 2013, by and between Joe Dahan and Joe’s Jeans Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 24, 2013	JOSEPH M. DAHAN

/s/ Joseph M. Dahan